UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34982

E-Commerce China Dangdang Inc.

4/F, Tower C, The 5th Square

No. 7, Chaoyangmen North Avenue

Dongcheng District, Beijing 100010

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            E-COMMERCE CHINA DANGDANG INC.

By	:	/s/ Conor Chia-hung Yang
Name	:	Conor Chia-hung Yang
Title	:	Chief Financial Officer

Date: August 17, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Dangdang’s unaudited financial results for the second quarter of 2011

3